Exhibit 99.2

EO Charging Business Combination with First Reserve Sustainable Growth Corp.

Investor Conference Call Transcript

August 12, 2021

Operator

Good morning, and welcome to the EO Charging and First Reserve Sustainable Growth Corporation, or FRSG, investor conference call.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, EO Charging and First Reserve Sustainable Growth Corporation’s expectations or predictions on financial and business performance and conditions, expectations or assumptions in consummating the business combination between the parties, and product development and performance. This also includes, but is not limited to, the timing of development milestones, competitive and industry outlook and the timing and completion of the business combination. Forward-looking statements are inherently subject to risks, uncertainties and assumptions, and they are not guarantees of performance. I encourage you to read the press release issued today and First Reserve Sustainable Growth Corporation’s filings with the SEC (which include a copy of the investor presentation) for a discussion of the risks that can affect the business combination, EO Charging’s business, and the business of the combined company after completion of the proposed business combination.

First Reserve Sustainable Growth Corporation and EO Charging are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. I will now turn the call over to Neil Wizel, CEO and Director of First Reserve Sustainable Growth Corporation. Please go ahead.

Neil Wizel – CEO and Director, First Reserve Sustainable Growth Corp.

Thank you operator, and thank you everyone for joining us on the call this morning to discuss this exciting announcement.

When we set out to identify combination opportunities for First Reserve Sustainable Growth Corporation, we were focused broadly on finding an opportunity defined by three key items.

•	First, a business and a partner that aligned well with our sustainability mandate.

•	Second, a company that exhibited the compelling attributes that First Reserve has successfully identified and invested in since our inception nearly four decades ago.

•	And third, a company in an industry experiencing rapid growth resulting from disruptive market change.

Today, we are incredibly excited to announce that with EO Charging, we’ve found just that opportunity.

EO was founded in 2014 by Charlie Jardine. From his years of experience in the EV charging industry, Charlie had first-hand experience and an appreciation for the challenges that companies faced when going electric – and in particular, large sophisticated fleet operators where issues are compounded over a larger operational base. Charlie set out on a path to address these challenges, and build a platform to serve the needs of fleet operators through fully-integrated, mission critical, turnkey charging solutions.

Over the last 7 years, and supported by tremendous tailwinds in EV adoption in Europe and across the globe, Charlie and his world-class team executed on their plan and today, EO Charging has established itself as a leader in the EV charging market. Since its founding, EO has deployed approximately 50,000 chargers in over 35 countries and serves some of the world’s largest global fleet operators including Amazon, DHL, Go-Ahead, Tesco, and Uber.

While EO is already well-positioned for further success, the transaction we announced today will help accelerate and amplify EO’s growth plans over the next several years, focused on customer, product and geographic expansion in Europe and globally.

Pro-forma for the business combination, the transaction represents an implied enterprise value of 675 million dollars, reflecting an attractive entry point relative to comps in the EV charging ecosystem. At close, and assuming no redemptions by FRSG shareholders, EO will raise total gross proceeds of approximately 222 million dollars, which includes over 150 million dollars to fully-fund the company’s clearly defined growth strategy, retire any outstanding indebtedness and pay transaction fees and expenses.

With that overview, it is my pleasure to turn the call over to Charlie Jardine, Chief Executive Officer of EO Charging.

Charlie Jardine – Chief Executive Officer, EO Charging

Thanks Neil, and thanks to everyone for taking the time to listen to our story this morning.

Almost seven years ago we started out on a mission to revolutionize the EV charging industry. Our success began here in the UK, one of the earliest adopting countries of electric vehicles. We observed that as companies and governments transitioned to electric fleets, there was the potential for significant friction in the shift to this new technology.

We set out with the goal of building a company focused on the electrification of vehicle fleets and delivering mission-critical charging solutions that businesses could rely on. Our vision to create a one-stop-shop for fleet managers involved bringing the full EV charging value chain under one roof.

It’s here that EO was born and today, I’m proud to have achieved our mission. We’ve become a trusted partner to many of the world’s largest fleet operators – not just in the UK, but across Europe – one of the most advanced electrification markets in the world. But this is just the start. With today’s announcement, I couldn’t be more excited to accelerate our goal of expanding the scope and geographic footprint of our business.

Our differentiator and key to success is our laser focus on powering electric vehicle fleets. We’re positioned across the entirety of the value chain – from hardware, to software and ongoing service and support. Our approach allows fleet operators to easily implement the charging infrastructure, software systems, and monitoring capabilities needed to efficiently transition to a more sustainable fleet.

We’re unique in how we deliver charging solutions for fleet managers, and I’d like to expand on this aspect of our business.

•	First, we design and manufacture our own charging stations. This enables us to define, develop and deploy the best technology for our customers.

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Second, our open cloud software is tailor made for fleet operators. It enhances the user experience, drives efficiency, and better informs a business on how they can charge their vehicles efficiently and economically.

•	Third, we deliver 24 hour, 365 day a year in-house support and maintenance services, ensuring that our customers can focus on their business rather than worrying about vehicle uptime.

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And fourth, we install the equipment and upgrade grid connections. In retaining this key aspect of the value chain, we ensure our fit-for-purpose solutions and equipment is put into service with the most critical eye toward quality and safety.

Our business model allows us to engage customers at any stage of their electrification journey. Well before installation, we closely work with our clients to understand their fleet electrification plans, and more importantly, the unique aspects of their fleet needs and operations.

Our clients, many of them global companies, have all made significant commitments to transition their fleets to electric over the next 5-10 years – but we understand that the complexities of their business require sophisticated, fit-for-purpose solutions.

We work to understand business operations from the ground up: How many EVs does the company expect to have in their fleet? How many miles per day are their vehicles traveling? When they come back to the depot, how long do they park up for? There are thousands of variables at play here, and our job is to analyze and articulate the best solution for the customer.

We then work to understand the available power infrastructure at their depots, and how energy is currently being consumed. What we are ultimately working to identify and provide is a comprehensive set of solutions encompassing charging equipment, installation, grid connectivity as required, software, service and ongoing maintenance. With a clear and comprehensive upfront assessment, we’re able to provide our customers with confidence in our ability to deliver the end-to-end solution.

While it is critically important to understand the unique aspects of each situation, we are agnostic to how fleets operate.

There are traditionally two types of fleets – firstly ‘return-to-depot’. This approach reduces the number of service points, but introduces considerations around ensuring there’s ample power to meet the demands of charging a large number of vehicles in one location at the same time.

But not all fleets have a return-to-depot approach, and instead, vehicles often ‘return-to-home’ and charge in the worker’s home or driveway. We work with customers to enable EV uptake in their business rather than force them into models that do not fit their operations.

Beyond addressing the unique operational aspects to our customers’ businesses, we have learned that fleet operators also have their own set of purchasing criteria – most important of which is software.

As a fleet operator of vans, trucks, cars, or buses, customers need the infrastructure to work without question – and that’s step one. However, we think beyond the plug and the charger, and at the core of that reliability is the software platform.

Our hardware-agnostic software platform, developed in-house, allows fleet operators to monitor the availability of their charging stations, enabling them to see which vehicles are plugged into which charging station, its battery state-of-charge, and what that charge means in terms of range. Ultimately, it allows for a very quick assessment by the operator to determine the answer to a critical question – “Is this vehicle going to be ready to drive its next shift?” And if there’s a problem at any point within that value chain, the system automatically notifies the site or fleet manager.

EO uses this data to further tailor our service to the individual fleet, understanding how many miles each vehicle is likely to travel on its next day’s shift, and what that means in terms of charging requirements.

Our software also enables us to analyze the availability of power onsite, understanding the price of energy, which fluctuates quite significantly between peak and off-peak times. We then apply machine learning to identify the optimal time to charge the vehicle fleet – balancing the critical need to deliver a full vehicle charge, while limiting energy costs in doing so.

It’s this technology-enabled approach that attracts companies the caliber of Amazon to rely on EO for its fleet charging needs.

This ties back to the hardware and the critical need to maximize vehicle uptime. Our proprietary software platform allows us to monitor the state of our customers’ charging equipment. And, if a charger stops working, or a vehicle stops charging, we can work to diagnose and fix the potential fault remotely. If we can’t address it remotely, we have a team of engineers and specialists that can be dispatched to the customer’s site within 90 minutes – anywhere in Europe.

That service, software, and reliability – it’s not just what customers want – it’s what they need. Operational reliability is critically important, and is at the center of the solutions we deliver and the core of our value proposition.

At EO, we understand that it is not about the cheapest price – it is about a good quality of service. And, in the long-run, it’s about how we can efficiently reduce the cost of refueling, which reflects the most compelling case to any fleet operator.

We want to become the global leader in charging electric van, truck, bus and car fleets and believe our integrated, technology-enabled turnkey business model is our key differentiator. With the platform and resources from today’s announced business combination, we are confident in our ability to significantly scale our business.

With that, I would now like to turn the call over to EO’s CFO, Karen Tew, to further discuss the EV charging market and our financials.

Karen Tew – Chief Financial Officer, EO Charging

Thanks Charlie.

Boardrooms and shareholders are driving the global shift to electric fleets to meet ESG and carbon reduction targets. The market is growing fast, with total EV passenger and fleet vehicles on the road projected to reach 268 million by 2035 – marking a dramatic increase from the 9 million vehicles forecasted on the road by the end of 2021. The industry is also benefiting from economic and legislative tailwinds, which are contributing to this rapid pace of fleet electrification.

Europe is leading the way in driving the decarbonization of the transportation industry, including banning sales of new internal combustion engine vehicles – and the U.S. has just announced a target for EVs to make up 50 percent of all vehicle sales by 2030. In perhaps the most advanced region, Norway has banned the sale of new diesel and petrol vehicles from 2025 – fewer than four years from now. The UK and Ireland are also leaders in accelerating EV adoption, with internal combustion engine sale bans that kick in in 2030 – which is nearly a decade earlier than the original target date. Europe’s early-mover approach has underpinned our growth to date and we are well positioned to capture continued growth in this market.

The economic case for EVs is also strengthening significantly, and rapidly. Historically, EVs were not cost competitive compared with traditional gas-powered vehicles. However, the total cost of ownership has come down significantly – driven largely by the rapid reduction in the price of batteries – and it is widely predicted that EVs will achieve cost-parity with internal combustion engine vehicles by 2023.

We’ve identified a massive, largely untapped growth opportunity in the U.S. fleet sector. Just like in the European market, supportive policies are being implemented by the Biden administration that are expected to increase and accelerate the rate of adoption in the U.S. The market opportunity is monumental – and we estimate that the combined total addressable market for EO across Europe and the U.S. markets will reach more than 19 billion dollars by 2026. We are excited at the opportunity today’s transaction brings in helping us to expand our global boundaries over the long-term.

Regardless of the geography, our fleet-focused approach sets us apart and enables us to benefit from highly-scalable, high-margin, recurring revenues. Over a typical five year customer relationship, the upfront investment that a fleet customer makes in hardware and installation typically comprises approximately 55 percent of the aggregate gross profit over that five year period. The remaining 45 percent of sizable gross profits are driven by recurring software, and operations and maintenance packages, proving the power and importance of our fully-integrated approach to EV charging solutions.

We’ve seen this play to our advantage and have customer partnerships that set us apart from our peers – both in the solutions offering we deliver, but also, our revenue growth and profitability.

Our near-term revenue projections are based on a detailed bottoms-up assessment of our active fleet pipeline where we have strong line of sight into customers’ EV roll out plans and electrification timelines, thanks in part to our existing deep relationships.

We are on track to generate approximately 33 million dollars of revenue in 2021 and are projecting over 100 million dollars in 2022 based on the tangible pipeline we have developed with multiple core fleet customers, including our multi-year partnership with Amazon. Over the next several years, we expect to realize a 2021 to 2024 revenue CAGR of approximately 125 percent, resulting in estimated revenue of 365 million dollars in 2024.

Importantly, our near-term revenue projections for the remainder of 2021 heading into 2022 are based on an identified pipeline of over 250 million dollars through to the end of 2022, which we estimate represents a blended-risked pipeline of over 100 million dollars for the UK and Europe, alone. Our projections are underpinned by existing partnerships and detailed projects announced by fleet operators as well as sales into the home, commercial, and destination markets.

While charger sales account for the bulk of our revenues today, over time, our revenue mix will continue to evolve and diversify. Currently, approximately 50 percent of revenue in 2021 is driven by hardware sales. As our fleet business scales, and we continue to deliver our comprehensive charging solutions to an ever-expanding base of fleet operators globally, software and services will account for a significantly larger portion of total revenues. And by 2024, we estimate software and services will represent up to approximately 20 percent of total revenues.

Throughout our forecast period, we expect gross margin to be in the 30-35 percent range with a stable average gross margin of approximately 32 percent. This is underpinned by our solutions-based approach to fleet charging. We generated positive Adjusted EBITDA in 2020, and over the next two years, expect to be slightly below the historical Adjusted EBITDA break-even point as we scale our business in response to the significant near-term growth opportunity. We forecast returning to positive Adjusted EBITDA from 2023, and growing our EBITDA margins year on year as we benefit from increased scale.

Importantly, and as we’ve noted, our business is very capital efficient, resulting in attractive and growing free cash flow generation over our forecast period. In fact, our cumulative expected capex from 2021 through 2024 is expected to be approximately 38 million dollars, which will be more than fully-funded by the cash raised through the transaction.

With this transaction, we expect to raise total gross proceeds of approximately 222 million dollars, which includes over 150 million dollars to fully-fund our asset-light growth strategy, retire any outstanding indebtedness and for transaction fees and expenses.

Now, I’d like to hand it over to Thomas Amburgey, CFO and Director of FRSG.

Thomas Amburgey – CFO, First Reserve Sustainable Growth Corp.

Thanks Karen.

One of the key factors that we find most attractive about EO is the world-class team they have assembled over the last 7 years. They are a group of true experts with deep knowledge across EV charging, software, technology, and other adjacent industries. This is a deep bench of experts up, down and across the org chart, and they all chose EO because they recognize the tremendous market opportunity, the unique capabilities of EO, and the truly differentiated opportunity to scale EO’s platform tomorrow and over the long-term.

Turning to valuation – the transaction implies a pro-forma enterprise value for the combined company of 675 million dollars and this represents a 3.1x multiple on estimated 2023 revenue and 1.8x on estimated 2024 revenue.

What’s distinctive here and attractive about EO is that the valuation approach taken is based on a near-term 2021 to 2024 outlook, which is predicated on a uniquely tangible, bottoms-up forecast that has been diligenced in great detail by ourselves and our host of third party advisors. For valuation purposes we have been focused on 2023 and 2024 revenues, which is a stark contrast to many other transactions that have been pegged to 2025, 2026 or even 2028 revenue. Further, reviewing the forecast and discounting 2024 valuation expectations back to today implies a current valuation of roughly 1.1 to 1.7 billion dollars. The mid-point of that range is more than double where the transaction is currently priced, which we think makes for a very attractive entry point for investors.

In summary, we are incredibly excited about our partnership with EO for several key reasons.

1.

First, the total addressable market for fleet charging is significant. Fleets across the world are electrifiying and looking for trusted partners to help with their full life-cycle charging needs. As an early-leader, EO is well positioned to further penetrate its core UK and European markets, with an enhanced opportunity to expand globally.

2.

Second, EO’s focus on providing mission-critical charging hardware, software and services under one roof is differentiated. Their technology-enabled customer-centric approach to serving the full lifecycle of EV fleet operators represents a truly compelling and unique opportunity in the rapidly accelerating EV fleet charging market.

3.

Third, EO’s proven track-record and service offering has validated and clearly established them as a leading provider of fully integrated EV fleet charging solutions and a trusted partner to some of the world’s largest and most-demanding fleet operators such as Amazon, DHL, Go-Ahead, Tesco, and Uber.

4.

Fourth, a detailed and tangible pipeline of near-term growth, backed by a highly-supportive market environment and a strong pipeline of new and existing customer opportunities. The Company’s differentiated asset light, fleet-focused business model positions it to deliver attractive margins and strong cash flow, which has already been demonstrated with positive Adjusted EBITDA in 2020.

5.	And finally, a world-class and truly entrepreneurial management team with the vision and capabilities to propel EO forward into its next phase of growth.

We could not be more excited to partner with the EO team to help drive long-term sustainability and accelerate the decarbonization of the fleet vehicle industry.

With that, I’d like to thank everyone for their time today hearing more about FRSG’s partnership with EO. Have a great day.

Participants in the Solicitation

First Reserve Sustainable Growth Corp. (the “Company”) and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s final prospectus for its initial public offering dated March 4, 20201 (File No. 333-252717), which was filed with the SEC on March 5, 2021, and is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be set forth in the proxy statement/prospectus for the proposed business combination when available. EO and Juuce Limited and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus for the proposed business combination when available.

No Offer or Solicitation

This document does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction. This document also does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.